SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                               SCHEDULE 14D-9/A
                               (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                           CHATEAU PROPERTIES, INC.
                           (NAME OF SUBJECT COMPANY)
                           CHATEAU PROPERTIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ------------------------
                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   161739 10
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ------------------------
                                 C. G. Kellogg
                     President and Chief Executive Officer
                           Chateau Properties, Inc.
                                19500 Hall Road
                          Clinton Township, MI 48038

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          Arthur Fleischer, Jr., Esq.
                              Peter Golden, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8000

                          Henry J. Brennan, III, Esq.
                            Charles W. Royer, Esq.
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                               Detroit, MI 48207
                                (313) 396-4200

ITEM 1.        SECURITY AND SUBJECT COMPANY.

               The subject company is Chateau Properties, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 19500 Hall Road, Clinton Township, MI 48038. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Shares"), of the Company.


ITEM 2.        TENDER OFFER OF MHC OP AND MHC.

               This Statement relates to the tender offer previously announced by MHC Operating Limited Partnership, a limited partnership formed under the laws of the State of Illinois ("MHC OP"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), to purchase all outstanding Shares at a price per Share of $26.00, net to the seller in cash, without interest (the "MHC Offer").

               The address of the principal executive offices of MHC OP and MHC is Suite 800, Two North Riverside Plaza, Chicago, Illinois 60606.


ITEM 3.        IDENTITY AND BACKGROUND.

               (a)    Name and Business Address of Person Filing This
               Statement.

               The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

               (b)    (1)    Arrangements with Executive Officers, Directors
               or Affiliates of the Company.

               Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in pages 4-12 of the Company's Notice of Annual Meeting of Shareholders and Proxy Statement dated April 10, 1996 for the Company's 1996 Annual Meeting of Shareholders held on May 16, 1996 (the "Proxy Statement"). Copies of the foregoing pages are attached as Exhibit 99.3 to this Statement and are incorporated herein by reference.

               On September 12, 1996, the Board of Directors of the Company amended the 1993 Long-Term Incentive Stock Plan (the "Plan") to provide that the Plan and all other stock incentive plans the Company may have will be administered in accordance with the new Rule 16b-3 of the Securities and Exchange Act of 1934, as in effect on August 15, 1996, and that the Plan will be amended in such other ways as the Company's counsel may recommend in order to comply with the requirements of Rule 16b-3. The Plan was also amended to provide that, upon a change in control (as defined in the Plan and which would include the consummation of the MHC Offer), all outstanding options awarded under the Plan not previously exercisable and vested will become fully exercis-able and vested, without regard to whether or not a surviving corporation assumes or continues the outstanding awards. In addition, the Plan was amended to provide that outstanding options previously granted to a participant whose employment is terminated prior to a change in control but at the request of a potential acquiror will also become fully exercisable and vested. As of September 15, 1996, options to purchase 619,150 Shares at exercise prices ranging from $19.50 to $24.25 per Share were outstanding, of which options to purchase 148,038 Shares were fully exercisable and vested. If the ROC Merger takes place on or before March 31, 1997 or such later date as approved by the Board of Directors, and prior to a change in control, the options under the Plan will not vest.

               On September 16, 1996, the Company entered into severance agreements (the "Severance Agreements"), a form of which is attached as
Exhibit 99.5, with each of the following officers of the Company: C. G. Kellogg, Tamara D. Fischer, Lori A. Palazzolo, Darrel D. Swain and Pamela R. Davis. Pursuant to these Severance Agreements, in the event the senior executive is terminated without "cause" or if the officer terminates his or her employment for "good reason," in each case, within two years following a "change in control" (which would include the consummation of the MHC Offer), the officer would be entitled to a lump sum payment of salary and bonus equal to two times, in the case of Mr. Kellogg and Ms. Fischer, and one times, in the case of Ms. Palazzolo, Mr. Swain and Ms. Davis, the officer's annual base salary and bonus and to the continuation of health benefits for two years, in the case of Mr. Kellogg and Ms. Fischer, and one year, in the case of Ms. Palazzolo, Mr. Swain and Ms. Davis. All amounts payable as a result of a change in control would be subject to a cap so that all payments to the officers would be reduced so that no excise tax would be imposed on any of the payments and the amounts payable would be fully deductible to the Company under Section 280b of the Internal Revenue Code of 1986, as amended (the "Code"). If the ROC Merger takes place on or before March 31, 1997 or such later date as approved by the Board of Directors, and prior to a change in control, the Severance Agreements will terminate immediately. In addition, the Company amended the Employment Agreement dated October 27, 1993 between the Company and Mr. Kellogg (the "Kellogg Employment Agreement") to provide that in the event of a change in control followed by a termination of employment of Mr. Kellogg, such that the benefits under his Severance Agreement become applicable, the Kellogg Employment Agreement will terminate and no longer be in full force or effect.

               On September 16, 1996, the Board of Directors of the Company amended the Annual Bonus Plan (the "Bonus Plan") to provide that, upon a change in control, each Bonus Plan participant who remains employed through the end of the performance period during which a "change in control" (which would include the consummation of the MHC Offer) occurs will receive a bonus for that year equal to the bonus received in the previous fiscal year. The Bonus Plan was amended further to provide that a participant whose employment is terminated after a change in control but prior to the end of the applicable performance period will receive a pro-rated bonus (calculated in accordance with the preceding sentence). Finally, the Bonus Plan was amended to provide that a participant whose employment is terminated prior to a change in control but at the request of a potential acquiror will likewise receive a prorated bonus, as calculated above. If the ROC Merger takes place on or before March 31, 1997 or such later date as approved by the Board of Directors and prior to a change in control, the amendments to the Bonus Plan will not be applicable.

               (b) (2) Arrangements with MHC OP, MHC and their Respective Executive Officers, Directors or Affiliates.

               There are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company, its directors, executive officers, and affiliates, on the one hand, and MHC OP or MHC and their respective executive officers, directors and affiliates, on the other hand.


ITEM 4.        THE SOLICITATION OR RECOMMENDATION.

               (a)    Background and Recommendation.

               On July 19, 1996, the Company and ROC Communities, Inc. ("ROC") issued a press release announcing their agreement to merge (the "Old ROC Merger") both companies into a new company to be called Chateau Communities, Inc. ("Chateau Communities") through a tax-free exchange of stock. Pursuant to the terms of the Old ROC Merger, ROC shareholders were to receive 1.042 shares of the new company's common stock for every share they held in ROC and Company shareholders were to receive one share of the new company's common stock for every share they held in the Company. The exchange ratio was derived from the average of the ratios of the daily closing stock prices of the two companies during the second quarter of 1996.

               Concurrently with the execution and delivery of the merger agreement between the Company and ROC relating to the Old ROC Merger (the "Old ROC Merger Agreement"), the Company entered into a Stock Option Agreement (the "Company Option Agreement") with ROC whereby the Company granted to ROC an option to purchase up to 420,000 Shares, exercisable by ROC, in whole or in part, at any time or from time to time after the Old ROC Merger Agreement becomes terminable by ROC under circumstances which could entitle ROC to receive certain break-up expenses or fees pursuant to the Old ROC Merger Agreement, regardless of whether the Old ROC Merger Agreement is actually terminated (any such event by which the Old ROC Merger Agreement becomes so terminable by ROC being referred to herein as a "ROC Trigger Event"). The exercise price of the option under the Company Option Agreement is equal to $22.25 per Share, the closing price of the Shares on the date prior to the announcement of the Old ROC Merger (i.e., July 17, 1996). The right of ROC to exercise its option will terminate on the date which is 365 days after the date that the Company shall notify ROC in writing of the occurrence of any ROC Trigger Event. ROC also entered into a Stock Option Agreement (the "ROC Option Agreement") with CP Limited Partnership ("CP") , whereby ROC granted CP an option to purchase up to 420,000 shares of ROC common stock, exercisable by CP, in whole or in part, at any time or from time to time after the Old ROC Merger Agreement becomes terminable by the Company under circumstances which could entitle CP to receive certain break-up expenses or fees pursuant to the Old ROC Merger Agreement, regardless of whether the Old ROC Merger Agreement is actually terminated (any such event by which the Old ROC Merger Agreement becomes so terminable by the Company being referred to as a "Company Trigger Event"). The exercise price of the option under the ROC Option Agreement is equal to $22.00 per share, the closing price of ROC common stock on the date prior to the announcement of the Old ROC Merger (i.e., July 17, 1996). The right of CP to exercise its option terminates on the date which is 365 days after the date that ROC notifies CP in writing of the occurrence of any Company Trigger Event.

               On August 14, 1996, Samuel Zell, Chairman of the Board of MHC, and David Helfand, President and Chief Executive Officer of MHC, telephoned John Boll, Chairman of the Board of the Company, and suggested that they meet.

               On August 16, 1996, Messrs. Zell, Helfand and Boll met in Detroit, Michigan. Also in attendance at such meeting were representatives of the Company's legal and financial advisors. At the meeting, Mr. Zell communicated MHC's offer to acquire the Company for $26.00 per Share in cash, MHC common shares at a ratio of 1.15 MHC common shares for each Share or a combination of cash at $26.00 per Share and MHC common shares at such ratio. Mr. Boll asked a number of questions regarding MHC's offer and indicated that MHC's offer would be considered by the Company's Board of Directors.

               On August 17, 1996, MHC delivered to Mr. Boll and the members of the Board of Directors of the Company a letter setting forth a formal proposal of the terms Mr. Zell communicated at the August 16th meeting.

               MHC publicly announced its proposal in a press release dated August 19, 1996. Also on August 19, 1996, the Company responded to MHC's proposal by issuing a press release, which stated in part:

                  CHATEAU PROPERTIES ANNOUNCES AN UNSOLICITED
                      PROPOSAL FOR A TWO-TIER OFFER FROM
                      MANUFACTURED HOME COMMUNITIES, INC.

               Chateau Properties, Inc. (NYSE: CPJ), a real estate investment trust operating in the manufactured housing community industry, announced today it had received an unsolicited proposal from Manufactured Home Communities, Inc. (NYSE: MHC) in which MHC indicated it was prepared to offer $26.00 in an all-cash transaction and/or 1.15 shares of MHC's common stock for each CPJ share outstanding, and was prepared to make the same offer to holders of limited partnership interests in Chateau's operating partnership, CP Limited Partnership. Based an the closing price of MHC common stock on August 16, 1996 of $18-1/8, the indicated value of the MHC shares offered for Chateau shares was $20.84, compared to the closing price of Chateau stock of $23-1/4 on August 16, 1996.

               Chateau Properties is a party to a definitive Agreement and Plan of Merger with ROC Communities, Inc. (NYSE: ROC) which provides for the strategic combination of Chateau and ROC Communities. John Boll, Chairman of Chateau Properties, Inc., reiterated that the motivation for the merger with ROC Communities was based on the unique and substantial opportunities presented by the combination of Chateau and ROC. Chateau further noted that its Articles of Incorporation prohibit a person from beneficially owning in excess of 7% of its outstanding shares of common stock without Board approval.

        On the same date, August 19, 1996, ROC issued a press release, which stated in part:

                      CHAIRMAN OF ROC COMMUNITIES, INC.,
                 MCDANIEL, RESPONDS TO INQUIRIES ABOUT MERGER
                            WITH CHATEAU PROPERTIES

In response to inquiries this morning regarding ROC Communities, Inc.'s (NYSE:
RCI) pending merger with Chateau Properties, Inc. (NYSE: CPJ), Chairman and President of ROC Communities, Gary P. McDaniel stated, "The pending transaction between Chateau Properties and ROC Communities is a merger of equals and a strategic business combination which will create the substantial long term benefits we have previously discussed. Neither company has been or is for sale. We remain fully committed to completing the merger, which we strongly believe is in the best interests of the shareholders of both companies."

               On August 21, 1996, the Company issued a press release announcing an unsolicited stock for stock offer for the Company (the "Sun Offer") from Sun Communities, Inc. ("Sun"), which stated in part:

           CHATEAU PROPERTIES ANNOUNCED AN UNSOLICITED PROPOSAL FOR
               STOCK FOR STOCK OFFER FROM SUN COMMUNITIES, INC.

               Chateau Properties, Inc. (NYSE: CPJ), a real estate investment trust operating in the manufactured housing community industry, announced today it had received an unsolicited proposal from Sun Communities, Inc. (NYSE: SUN) in which SUN indicated it was prepared to offer .892 shares of SUN's common stock for each CPJ share outstanding, and was prepared to make the same offer to holders of limited partnership interests in Chateau's operating partnership, CP Limited Partnership.

               Chateau Properties in a party to a definitive Agreement and Plan of Merger with ROC Communities, Inc. (NYSE: RCI) which provides for the strategic combination of Chateau and ROC Communities.

               Chateau stated that the SUN proposal, as well an the unsolicited proposal previously received from Manufactured Home Communities, Inc., will begin to be reviewed at the regularly scheduled Board Meeting to be held August 22, 1996.

               After Sun's announcement, MHC issued a press release on August 23, 1996 in which it reiterated its commitment to consummating a transaction with the Company.

               Also on August 23, 1996, the Company announced that its Board of Directors, at a regularly scheduled meeting on August 22, 1996, "had begun to consider the unsolicited proposals recently received from Sun Communities, Inc. (NYSE: SUI) and Manufactured Home Communities, Inc. (NYSE:
MHC) and will continue that review."

               On August 27, 1996, John Boll sent a letter to Samuel Zell stating that the Company and its advisors had not had an opportunity to fully evaluate the proposals of MHC and Sun and would complete their assessment of the proposals in the coming days.

               On September 4, 1996, MHC issued a press release announcing the commencement of the MHC Offer.

               Also on September 4, 1996, MHC sent a letter to John Boll and the members of the Board of Directors of the Company advising them of the MHC Offer and requesting that they take actions to facilitate the MHC Offer as described in MHC's Offer to Purchase dated September 4, 1996.

               On September 4, 1996, Purchaser commenced the MHC Offer. MHC stated in its Offer to Purchase dated September 4, 1996 that the purpose of the MHC Offer is to acquire control of, and the entire equity interest in, the Company and that MHC intended, as soon as practicable after and substantially concurrent with, the consummation of the MHC Offer, to propose and seek to have the Company consummate a merger or similar business combination with MHC or a direct or indirect wholly owned subsidiary of MHC (the "Proposed MHC Merger"), pursuant to which each outstanding Share (other than Shares owned by MHC OP or MHC and Shares held by shareholders who perfect any available appraisal rights under the Maryland General Corporation Law) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the MHC Offer.

               On September 10, 1996, the Company received a letter from Sun in which Sun reiterated its commitment to consummating a merger of the Company and Sun. In its letter, Sun indicated that it was prepared to offer a cash alternative, to the extent desired by the Company's shareholders, to its previously announced stock proposal, which Sun believed would compare favorably with the current offer of MHC. Additionally, Sun stated that such cash alternative would not be subject to a financing contingency.

               On September 18, 1996, the Company issued the following press release with respect to the terms of a revised merger with ROC (the "ROC Merger") pursuant to a revised merger agreement (the "ROC Merger Agreement"), the terms of a dividend of 3.16% of the outstanding Shares to be declared by the Board and paid to holders of Shares (except for certain holders
("OP Unitholders") of limited partnership interests ("OP Units") in CP participating in the OP Unit Exchange discussed below) prior to the ROC Merger (the "Stock Dividend"), an agreement by OP Unitholders to assign and transfer their OP Units to the Company for Shares and to assign to existing shareholders of the Company the OP Unitholders' rights to the Stock Dividend (the "OP Unit Exchange") and a Share repurchase program (the "Share Repurchase Program") to be commenced by the Company and ROC prior to the consummation of the ROC Merger:


             CHATEAU BOARD APPROVES REVISED MERGER AGREEMENT WITH
                                      ROC
                 AS BEST ALTERNATIVE FOR CHATEAU STOCKHOLDERS

       --Revised Agreement Improves Exchange Ratio For Chateau Holders--

       --Chateau Plans to Repurchase Up To 1.45 Million Of Its Shares--

               --Rejects Proposals by MHC and Sun Communities--


        CLINTON TOWNSHIP, MICHIGAN, SEPTEMBER 18, 1996 -- Chateau Properties, Inc. (NYSE:CPJ), a real estate investment trust operating in the manufactured housing community industry, today announced that its Board of Directors has unanimously approved a revised merger agreement with ROC Communities, Inc. (NYSE:RCI). In reaching its decision, the Board determined, after thorough analyses and in consultation with its independent financial and legal advisors, that the revised merger agreement with ROC is the best alternative for Chateau stockholders and represents the opportunity for both superior long-term value and strategic and operational benefits. The Board also rejected proposals to merge Chateau with Sun Communities, Inc. (NYSE:
        SUI) and Manufactured Home Communities, Inc. (NYSE: MHC).

        Under the revised merger agreement each outstanding share of Chateau common stock will represent 1.0316 shares of the combined entity, rather than one share as contemplated under the original agreement. This improvement in the exchange ratio results from a payment by Chateau of a stock and OP Unit dividend equal to 3.16% of the outstanding Chateau common stock and OP Units prior to the effective date of the merger, but contingent upon the merger having been approved by a majority of Chateau stockholders. A further economic benefit may be realized if OP Unitholders elect to exchange into common stock. Assuming that 70% of the OP Units were exchanged, for example, the effective exchange ratio for Chateau stockholders would be approximately 1.06. The exchange ratio for ROC stockholders remains unchanged at 1.042.

        In connection with the ROC merger, the Board also unanimously approved a number of new initiatives designed to provide a balanced package of long-term and short-term value that responds to stockholders with different investment objectives and more accurately reflects the Company's worth.

        These initiatives include:

        o A program to repurchase, either through open market purchases, negotiated purchases, or a tender offer, up to 1.45 million of the approximately 6.1 million shares of the Company's common stock currently outstanding.

        o In addition, ROC has indicated its intent to purchase, from time to time, up to 350,000 shares of Chateau common stock prior to the merger and Chateau has waived the restrictions of its standstill agreement with ROC with respect to these purchases.

        o An opportunity for each holder of limited partnership interests (OP Units) in the Company's operating partnership, CP Limited Partnership, to exercise their existing right to exchange, on a tax-efficient basis, their OP Units for one share of the Company's common stock to be effected prior to the merger. In recognition of this opportunity to exchange on a tax-efficient basis, each OP Unit holder will be required to waive its right to the OP Unit dividend, thus reallocating such dividend to the existing Chateau common stockholders. Certain holders have indicated their intention to exchange up to approximately
               6 million OP Units into Chateau common stock, which as described above will have the effect of transferring the benefit of their OP Unit dividend to Chateau common stockholders. If 70% of the approximately 8.8 million outstanding OP Units were exchanged, the effective exchange ratio to Chateau common stockholders would be increased to approximately 1.06. In connection with the exchange, exchanging OP Unitholders will be given the opportunity to purchase common stock from Chateau and/or ROC at fair market value.

        The Company said the share repurchase program will provide immediate liquidity to those holders who wish to sell some or all of their shares, while enabling continuing holders to benefit from the ongoing growth of the Company after the merger.

        The revised ROC merger will require the affirmative vote of a majority of the Chateau common stock voting (provided that the total vote cast represents over 50% in interest of the outstanding Chateau common stock) and the affirmative vote of two-thirds of the outstanding ROC common stock. Under the revised agreement, ROC will merge with a subsidiary of Chateau.

        Procedurally, the ROC common stockholders will vote on the merger first and, if the ROC common stockholders approve the merger, holders of Chateau's OP Units will have the opportunity to exchange and transfer their OP Units for an equal number of shares of Chateau common stock to participate in the Chateau stockholder vote on the merger. OP Unitholders including Messrs. John A. Boll, C.G. Kellogg, and Edward
        R. Allen, a director of Chateau, and J. Peter Ministrelli have indicated that they intend to exchange up to 6 million OP Units for Chateau common stock. There are approximately 2.8 million additional
        OP Units that will also have the opportunity to exchange their OP
        Units.

        The revised merger agreement, like the original merger agreement, provides for a strategic "merger of equals" between ROC and Chateau and not for an acquisition by Chateau of ROC or by ROC of Chateau. As in the original merger agreement, the revised merger agreement provides that the management teams of the two companies will be combined following the merger. The Chairman of the combined company will be John A. Boll, the current Chairman of Chateau. The Chief Executive Officer of the combined company will be Gary P. McDaniel, the current Chairman and CEO of ROC.
        The President of the combined company will be C. G. "Jeff"
        Kellogg, the current CEO and President of Chateau. The Chief Financial Officer of the combined company will be Tamara D.
        Fischer, the current CFO of Chateau. The Chief Operating Officer of the combined company will be James B. Grange and the Executive Vice President of Acquisitions for the combined company will be Rees F. Davis, who both currently hold like positions with ROC.
        It is expected that the combined company will be renamed Chateau Communities, Inc., following the merger and will be headquartered at ROC's current offices in Englewood, Colorado. The Board of Directors of the combined company will consist of five representatives from the current Board of Chateau and five representatives from the current Board of ROC. An eleventh Board member will be nominated by the Board and elected at the first annual meeting of shareholders of the combined company.

        John A. Boll, Chairman of Chateau Properties, said: "The revised merger agreement with ROC offers attractive financial and operational benefits to the stockholders of both companies and represents the best path to long-term enterprise value through a strategic combination of Chateau and ROC, two companies whose business plans and management philosophies are highly complementary. The merger will significantly increase the geographic diversity of the properties owned by Chateau and reduce the Company's exposure to fluctuations in local economic cycles.

        "While the terms of the revised merger agreement are fairly complex, we think those who take the time to understand them will recognize the significant benefits this transaction offers to all of our constituencies. We will now move ahead to consummate this mutually beneficial strategic merger and urge all interested parties to respect the Board's decision."

        In connection with its decision to proceed with the revised merger with ROC, the Chateau Board of Directors, after consultation with its financial advisors, Goldman Sachs and Merrill Lynch, rejected the unsolicited offer of MHC Operating Limited Partnership, the sole general partner of Manufactured Home Communities, Inc. (NYSE:MHC), as inadequate and reaffirmed its intent to pursue a strategic merger that enables stockholders to continue to benefit from an equity participation in the combined enterprise. A more complete statement of the Board's position with respect to the MHC offer is set forth in Chateau's Schedule 14D-9/A, which is being distributed to all Chateau stockholders. THE CHATEAU BOARD OF DIRECTORS STRONGLY URGES ITS STOCKHOLDERS NOT TENDER THEIR SHARES INTO THE MHC TENDER OFFER.

        Additionally, in reaching its determination to proceed with the ROC merger, the Board also carefully considered, with the assistance of its financial and legal advisors, the offer of Sun Communities, Inc. (NYSE:SUN). The Board determined that the long-term benefits of a combination with ROC were superior to a combination with Sun. This conclusion was based on several factors, including a judgment concerning Sun's property portfolio, the nature and compatibility of the combined management teams, and the different acquisition practices of the two companies.

        In connection with the MHC tender offer, Chateau filed suit on September 17, 1996, in the United States District Court for the District of Maryland against MHC. In its complaint, Chateau alleges that (i) the MHC offer has been made in violation of the federal securities laws because it contains untrue statements of material fact and fails to state material facts and (ii) MHC has begun a proxy solicitation in opposition to Chateau's merger with ROC and has made material misstatements of facts and failed to disclose other material facts as part of that solicitation effort in violation of applicable federal law, and seeks a declaratory judgement that: (i) the purchase of Chateau common stock pursuant to the MHC offer would violate Article VI of Chateau's articles of incorporation relating to share ownership limitations; (ii) the second step merger proposed in MHC's offer would be subject to the restrictions contained in the Maryland business combination statute; and (iii) Chateau's Board of Directors is not required to exempt the purchase of Chateau common stock pursuant to the MHC offer from the ownership limitation contained in Chateau's articles of incorporation or from the Maryland business combination statute.

        Separately, the company said a class action suit was filed on September 12, 1996, in the Circuit Court for Montgomery County, Maryland, against Chateau, alleging that Chateau's directors have violated their fiduciary duties to stockholders by agreeing to a business combination with ROC and refusing to endorse the MHC offer and seeks injunctive relief and unspecified monetary damages. Chateau believes the allegations are entirely lacking in merit and intends to defend against this action.


        THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S
SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT
TO THE OFFER.

               A copy of a letter to shareholders communicating the Board's recommendation is filed as Exhibit 99.1 and is incorporated by reference.

               (b)    Reasons for the Recommendation.

               In reaching the conclusion that shareholders should reject the MHC Offer, the Board of Directors considered numerous factors, including but not limited to the following:

                      (i) The belief of the Board of Directors that the interests of the Company's shareholders will best be served by a strategy of continued growth in the size and number of properties owned by the Company, management of the Company by a team with superior talent, depth and experience which shares the Board's strategic vision, and maintaining the Company's shareholders' ongoing equity interest in the Company in order to permit them to share fully in the anticipated benefits of this strategic plan. In that connection, the Board noted:

               o The MHC Offer contemplates that the Company's shareholders will lose all their right to participate in the financial benefits of the Company's businesses and to share in the management of the Company through their rights as the holders of voting securities.

               o The ROC Merger is a superior strategic alternative as compared to the MHC Offer based on the factors described in (ii) below;

                      (ii) The expected benefits of the ROC Merger, including:

               o The improved economic terms for the Company's shareholders, as compared to the original transaction, which will result from the Stock Dividend and effectively reduce the exchange ratio from 1.042 to no greater than approximately 1.01 Share for each share of ROC common stock.

               o The ROC Merger would significantly increase the geographic diversity of the properties owned by the Company compared to the properties currently owned by the Company. This increased diversification would reduce exposure to the vagaries of local economic cycles.

               o The ROC Merger would significantly increase the market capitalization of the Company compared with the current market capitalization of the Company and would result in the Company having the largest market capitalization of any REIT specializing in owning and operating manufactured home communities. The Board believed that the increased market capitalization of the Company after the ROC Merger would enhance liquidity through increased trading volumes and encourage investment in the Company by institutional investors (which tend to favor companies with larger market capitalizations). In addition, the Board believed that increased institutional investor participation could lead to an increase in the trading multiples and share price of the Company compared to the current trading multiple and share price of the Company.

               o The Merger would effectively combine the senior management teams of Chateau and ROC and create a company with enhanced management depth and experience and an ability to capitalize on the complementary expertise of each other's management.

               o After the ROC Merger, the Company would have improved access to capital markets compared to the Company's current access. The Board believed, based in part on discussions with management and its advisors, that the Company should maintain its investment grade credit rating.

               o The Company would realize the benefit of significant synergies and on-going operational cost savings, including general and administrative cost savings as a result of consolidated operating and property management functions and the elimination of duplicative expenses. The Board believed that the Company's shareholders would benefit from the aforementioned synergies and cost savings and that these benefits should inure to the Company's shareholders rather than to MHC.

               o General industry, economic and market conditions, both current and projected, the interests of the Company's shareholders and the potential impact of the ROC Merger upon the interests of the Company's employees, suppliers, creditors and residents as well as the possible impacts on the communities in which the Company has operations.

                      (iii) The opinion of Goldman, Sachs & Co. ("Goldman Sachs") that, as of September 17, 1996, the exchange ratio pursuant to the ROC Merger Agreement is fair to the Company. A copy of the written opinion dated September 17, 1996 of Goldman Sachs delivered to the Board which sets forth the assumptions made, procedures followed, matters considered and limits on its review is attached as Annex A to this Schedule 14D-9/A and is incorporated by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT;

                      (iv) The opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") that, as of September 17, 1996, the proposed consideration to be paid by the Company in the ROC
        Merger is fair to the Company and its shareholders (other than ROC and its affiliates) from a financial point of view. A copy of the written opinion dated September 17, 1996 of Merrill Lynch delivered to the Board which sets forth the assumptions made, procedures followed, matters considered and limits on its review is attached as Annex B to this Schedule 14D-9/A and is incorporated by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT;

                      (v) The conclusion of the Board of Directors that the terms of the MHC Offer are inadequate from a financial point of view based on a review of the Company's business, financial condition, properties and prospects with the Company's management and financial advisors;

                      (vi) (a) The oral opinion of Goldman Sachs, co-financial advisor to the Company, after reviewing with the Board of Directors certain financial criteria customarily used in assessing an offer, that the MHC Offer is inadequate; and (b) the oral opinion of Merrill Lynch, co-financial advisor to the Company, after reviewing with the Board of Directors certain financial criteria customarily used in assessing an offer, that the MHC Offer is inadequate from a financial point of view;

                      (vii) Based on the factors noted in (ii) above, the Board's conclusion that the ROC Merger provides both immediate and long-term benefits to the Company's shareholders;

                      (viii) As part of the ROC Merger and pursuant to the OP Unit Exchange, OP Unitholders will have the opportunity, on two occasions, to assign and transfer their OP Units to the Company in exchange for Shares on a substantially tax-free basis as opposed to a taxable basis pursuant to the structure of the MHC Offer and the Proposed MHC Merger. The Board observed that, in order to participate in the OP Unit Exchange, an OP Unitholder would have to assign to existing common shareholders of the Company the Stock Dividend otherwise payable to them, thereby transferring value to the Company's existing common shareholders. Since it is expected that the first OP Unit Exchange will occur prior to the record date for determining holders of Shares entitled to vote on the ROC Merger, OP Unitholders exchanging at such time will be entitled to vote on the ROC Merger. If the holders of OP Units exchange their OP Units for Shares, they are expected to have sufficient voting power to assure shareholder approval of the ROC Merger, which merger, as described above, the Board believes is in the best interests of the Company and its shareholders. (It is also expected that OP Unitholders receiving Shares in the initial OP Unit Exchange will vote in favor of the ROC Merger and thereby facilitate the ROC Merger because of the negative tax consequences that would arise if the merger does not occur after the exchange.) The Board believed that the OP Unit Exchange is appropriate, in light of its fiduciary responsibility both to the Company's shareholders and to the OP Unitholders as general partner of CP, and took into account the fact that the OP Unitholders own approximately 60% of the Company's equity on a fully diluted basis and the OP Unitholders currently have the right to exchange their OP Units for Shares. The Board also took into account the fact that, although certain OP Unitholders had indicated their intention to exchange their OP Units for Shares in connection with the ROC Merger and the OP Unit Exchange, there is no commitment that they do so, except that it is a condition to ROC's obligation to consummate the ROC Merger that OP Unitholders (who, in the Company's judgment, will exchange a sufficient number of OP Units to cause the OP Unit Exchange and the ROC Merger to satisfy the requirements of Section 351 of the Code) commit to ROC (prior to the later of 60 days after the execution of the ROC Merger Agreement or 10 days after the clearance of the joint proxy statement relating to the Company and ROC shareholder votes by the Securities and Exchange Commission) to exchange their OP Units for Shares. In connection with the OP Unit Exchange and the ROC Merger,
        Section 351 of the Code provides tax-efficient treatment if OP Unitholders and ROC shareholders, taken together, hold 80% of the voting shares of the Company after the ROC Merger, the OP Unit
        Exchange and the Share Repurchase Program. The Board further took into account the possible impact of the shifting of unrecognized gain from the OP Unitholders to the Company (including the probability and the possible timing of any such gain), the relinquishment of the Stock Dividend by the exchanging OP Unitholders and the fact that the OP Unit Exchange facilitates the OP Unitholders achieving voting rights on a tax-efficient basis.

                      (ix) The Board of Directors' belief that the Share Repurchase Program will provide investors who desire to obtain liquidity for their investment in the Company with an opportunity to sell all or a portion of their investment in the Company, will stabilize the Company's shareholder base and will enable long-term shareholders to increase their proportionate interest in the Company.

                      (x) The Board of Directors took into account the conditional nature of the MHC Offer, in that the MHC Offer is conditioned on a condition the Board does not believe can be satisfied: MHC OP being satisfied, in its sole judgment, that after consummation of the MHC Offer none of the Shares purchased by MHC OP will be deemed Excess Stock (as defined in Article VI of the Company's Articles of Amendment and Restatement (the "Articles")). In this regard, the Company has commenced litigation seeking a declaratory judgment as to the applicability to the MHC Offer of the provisions of the Articles relating to Excess Stock (See Item 8);

                      (xi) The fact that the ROC Merger will be tax-free to the Company's shareholders (except to the extent of any cash received in lieu of fractional shares and except to the extent shareholders sell their Shares in the Share Repurchase Program) while the MHC Offer and Proposed MHC Merger would be taxable to the Company's shareholders. The Board also noted that the MHC Offer contained no provision for the OP Unitholders.

                      (xii) The possible additional economic benefit to the holders of Shares resulting from the transfer of the benefit of the Stock Dividend from OP Unitholders exchanging their OP Units to the holders of Shares; and

                      (xiii) The confidence in the Company's strategic plan, including the ROC Merger, demonstrated by the indicated willingness of John Boll, Edward R. Allen, C. G. Kellogg and Joseph P. Ministrelli to exchange all or a substantial portion of their OP Units at a discount (by virtue of their giving up the benefit of the Stock Dividend).

               The Board did not assign relative weights to the factors. The Board based its determination and recommendation on the totality of the information presented to and considered by it. Additionally, different directors may have had different views on the foregoing factors and different reasons for the Board's recommendation set forth in Item 4(a) above.

               In light of all the above factors, the Board determined that its fiduciary duties require that it not take steps to facilitate the MHC Offer and the Proposed MHC Merger and not waive the provisions of the Maryland Business Combination Law (as defined in Item 8 hereof), the Ownership Limit (as defined in Item 8 hereof) or the Excess Stock provisions of the Articles with respect to the MHC Offer or the Proposed MHC Merger.

               In reaching its determination to proceed with the ROC Merger, the Board of Directors also carefully considered, with the assistance of its legal and financial advisers, the Sun Offer. The Board reached a conclusion, based on several factors, including, among other things, a judgment concerning the quality and location of Sun's property portfolio, the quality and compatibility of the combined management teams, and the different development and acquisition practices of the two companies, that consummating the ROC Merger was a superior alternative to the Sun Offer.

ITEM 5.        PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

               Pursuant to a letter agreement dated as of July 11, 1996, as amended on September 11, 1996, Chateau has agreed to pay Merrill Lynch & Co. ("Merrill Lynch") (i) a retainer fee of $150,000 and a $500,000 fee for delivery of its fairness opinion in connection with the Old ROC Merger (the "Earned Fee"), with such amounts due and payable as set forth below, (ii) a financial advisory fee of (a) $150,000 per month, commencing with the month of September 1996 through and including the earlier of (1) the month in which a merger or similar transaction is consummated and (2) June 1997 and (b) in the event no merger or similar transaction is consummated on or before December 31, 1997, an additional financial advisory fee of $300,000 (the "Advisory Fee") and (ii) if during the period Merrill Lynch is retained by the Company or within two years thereafter (a) a merger or similar transaction is consummated or (b) the Company enters into an agreement with any person ("Merger Candidate") which subsequently results in a merger or similar transaction which the Company's Board of Directors has not recommended against, a transaction fee (the "Transaction Fee") equal to 0.38% of the aggregate value (with value defined as cash and/or shares paid for the Company's equity plus all liabilities of the Company on the date such merger or similar transaction closes) of such merger or similar transaction. However, if a merger or similar transaction is not consummated and no agreement to consummate a merger or similar transaction is entered into by the Company during the period Merrill Lynch is retained by the Company, the Earned Fee of $650,000 will be paid upon termination of Merrill Lynch's engagement if such termination occurs on or prior to December 31, 1997. The $650,000 will be credited against a Transaction Fee that subsequently becomes payable.

               Notwithstanding the foregoing, the aggregate amount of the Advisory Fee and the Transaction Fee payable to Merrill Lynch will be no less than the fee payable to any other financial advisor. In addition, the aggregate amount of the Advisory Fee and the Transaction Fee payable to Merrill Lynch will not exceed $3,000,000 unless the fee payable to any other financial advisor is in excess of $3,000,000, in which event the Transaction Fee payable to Merrill Lynch will be no less than such fee.

               In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses and to indemnify Merrill Lynch and certain related persons against liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

               Pursuant to a letter agreement dated August 21, 1996, the Company has retained Goldman, Sachs & Co. ("Goldman Sachs") as financial advisor with respect to the MHC Offer, the Sun Offer and certain other possible transactions. Pursuant to the letter agreement, the Company has agreed to pay to Goldman Sachs:

        (a)    a fee of $375,000 payable on the date of the letter agreement;

        (b) if at least 20% or more of the outstanding Shares of the Company is acquired by any person or group (except by ROC as provided for in subparagraph (d) below or by the Company or current shareholders of the Company or OP Unitholders in furtherance of a transaction with ROC), including the Company, in one or a series of transactions, or if all or substantially all of the assets of the Company are transferred, in one or a series of transactions, a fee equal to 0.50% of the aggregate consideration paid in respect of Shares and OP Units; less any fees paid pursuant to subparagraph
(a) above or (c), (d) or (e) below. This fee is payable only for transactions that the Board is not recommending shareholders oppose. If at least 50% of the outstanding Shares is acquired by any person or group (except by ROC as provided for in subparagraph (d) below), including the Company, the aggregate value shall be determined as if such acquisition were of 100% of the Shares (including all contingently issuable shares);

        (c) in the event the Company acquires securities or assets of another company and no fee is payable with respect to such transaction pursuant to subparagraph (b) above or (d) below, a fee of either 1.50% or 2.00% depending on the size of the transaction, but in no event more than the amounts payable under subparagraph (b) or (d) and less any fees paid pursuant to subparagraph
(a) or (e);

        (d) in the event that the Company consummates a transaction with ROC involving a stock or asset sale, tender offer, merger or other business combination, a fee of $1 million if the transaction is consummated on or before December 31, 1996 and 0.50% of aggregate consideration if consummated after December 31, 1996, in either case, less any fees paid or payable pursuant to subparagraph (a), (b) or (c) above and (e) below;

        (e) in the event no transaction of the type described in subparagraphs
(b) or (d) is consummated on or before January 1, 1997, a financial advisory fee in cash of $375,000 on January 1, 1997, and an additional $375,000 on each subsequent April 1, 1997, July 1, 1997, October 1, 1997, and January 1, 1998; and

        (f) in the event that any party initiates a solicitation of the Company's shareholders, by way of solicitation of proxies, written consents, the initiation of a tender offer, exchange offer or otherwise, and a transaction is consummated either with a party other than ROC or is consummated after December 31, 1996 then the fees payable in subparagraphs (b) and (d) above will be 0.70% of aggregate consideration.

               The Company has also agreed to reimburse Goldman Sachs periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, plus any sales, use or similar taxes arising in connection with any matter referred to in the letter agreement. In addition, the Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the federal securities laws.

               The Company also has retained Kekst & Company as public relations advisor and D.F. King & Co., Inc. to assist in shareholder and related services in connection with the MHC Offer. The Company will pay

Kekst & Company and D.F. King & Co., Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnification.

               Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the MHC Offer.


ITEM 6.        RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
               SECURITIES.

               (a) There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

               (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the MHC Offer, any Shares beneficially owned by such persons or to sell any such Shares.

ITEM 7.        CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
               SUBJECT COMPANY.

               (a) - (b) For the reasons discussed in Item 4 above, the Board of Directors of the Company has concluded that the MHC Offer is inadequate and not in the best interests of the Company and its shareholders and that the interests of the Company's shareholders will be best served by the Company consummating the ROC Merger. Except with respect to the ROC Merger, the OP Unit Exchange, the Stock Dividend and the Share Repurchase Program, the Company is not now engaged in any negotiations in response to the MHC Offer that relate to or could result in one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries (other than the previously announced Oakwood acquisition); (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

               The Board of Directors may in the future engage in negotiations in response to the MHC Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.


ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

               Excess Share Provisions Under the Company's Articles

               Section 2 of Article VI ("Article VI") of the Company's Articles provides that no "Person" (which is defined to include individuals, corporations and partnerships) may Beneficially Own (as defined) Shares in excess of the Ownership Limit (as defined in Article VI (currently 7%)). As defined in the Company's Articles, "Beneficial Ownership" means ownership of Shares by a Person who would be treated as an owner of such Shares under
Section 542(a)(2) of the Code, either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. If there is a proposed transfer that would result in any Person Beneficially Owning Shares in excess of the Ownership Limit, then these Shares will constitute "Excess Stock" and be subject to the provisions of the Company's Articles applicable to Excess Stock.

               Under the Company's Articles, any transfer of Shares that, if effective, would result in any Person Beneficially Owning Shares in excess of the Ownership Limit will be void ab initio as to the transfer of Shares that would otherwise be Beneficially Owned by such Person in excess of the Ownership Limit.

               Upon any purported transfer of Shares that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee (the "Trustee") of a trust for the exclusive benefit of one or more organizations described in Sections 170(b)(1)(A) and 170(C) of the Code (the "Beneficiary") (currently the Beneficiary is the United Foundation, a charitable organization). The intended transferee will have no rights in such Excess Stock as described below. While the Excess Stock is held in trust, the intended transferee will not be entitled to any dividends or other distributions (except upon liquidation) or voting rights with respect to the Excess Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holder of Excess Stock will be entitled to the lesser of (i) the price per Share which such intended transferee paid for such Excess Stock and (ii) the amount per Share received by the Trustee in respect of the Excess Stock in such liquidation, dissolution or winding up. The Trustee may transfer shares of Excess Stock if the shares of Excess Stock would not be Excess Stock in the hands of the transferee. If such a transfer is made, the proceeds of the sale will be payable to the intended transferee and the Beneficiary. The intended transferee will receive the lesser of (i) the price per Share which the intended transferee paid for the Excess Stock and (ii) the amount per Share received by the Trustee from the sale of such Excess Stock. In addition, the Excess Stock is subject to purchase by the Company at a purchase price equal to the lesser of (i) the price paid for the Shares by the intended transferee and (ii) the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the date the Company agrees to purchase such Shares.

               Pursuant to Section 4 of Article VI, if the Company's Board of Directors at any time determines in good faith that a transfer of Shares has taken place in violation of Section 2 of Article VI or that a Person intends to acquire or has attempted to acquire beneficial ownership (determined without reference to any rules of attribution) or Beneficial Ownership of any Shares in violation of Section 2 of Article VI, the Board will take such action as it deems advisable to refuse to give effect to or prevent this transfer including refusing to give effect to this transfer on the books of the Company. Pursuant to Section 8 of Article VI, in the case of any ambiguity in the application of Article VI, the Board of Directors has the power (subject to certain exceptions relating to the effect on transactions effected by or through the New York Stock Exchange) to conclusively determine the application of the provisions of Article VI.

               The Company's Board of Directors, upon receipt of a ruling from the IRS and upon such other conditions as the Company's Board of Directors may determine, may exempt a proposed transferee from the Ownership Limit. For the reasons discussed in Item 4 above, the Board of Directors of the Company has determined not to exempt MHC OP and/or MHC from the Ownership Limit.

        Maryland Business Combination Law

               Under Subtitle 6 of Title 3 of the Maryland General Corporation Law (the "Maryland Business Combination Law"), certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any "business combination" must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of the outstanding voting shares of the corporation and (b) 66-2/3% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the business combination is to be effected, unless, among other conditions, the corporation's shareholders receive a minimum price (as defined under the Maryland Business Combination Law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. The provisions of the Maryland Business Combination Law do not apply, however, to business combinations that are (i) with respect to specifically identified or unidentified existing or future Interested Share-holders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested

Shareholder, or (ii) if the original articles of incorporation of the corporation contain a provision expressly electing not to be governed by
Section 602 of the Maryland Business Combination Law or the shareholders of the corporation adopt a charter amendment by a vote of at least 80% of the voted entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and 66-2/3% of the votes entitled to be cast by persons (if any) who are not Interested Shareholders. The Board of Directors has exempted from the provisions of the Maryland Business Combination Law, any business combination involving John Boll, Chairman of the Board of the Company, Joseph P. Ministrelli, InterCoastal Communities, Inc., a Florida corporation, and its affiliates and the Mass manufactured home group, a group of Michigan partnerships affiliated with Leonard Mass, each of which received OP Units in connection with the contribution of properties to CP. For the reasons discussed in Item 4 above, the Board of Directors of the Company has determined not to exempt MHC OP and/or MHC from the Maryland Business Combination Law. The Company has instituted litigation seeking a declaratory judgment that the Company's Board of Directors need not exempt the MHC Offer from the Maryland Business Combination Law (See "Litigation" below).

               Litigation

               On September 17, 1996, the Company filed suit in the United States District Court for the District of Maryland against MHC OP and MHC. In its complaint, the Company alleges that (i) the MHC Offer has been made in violation of the federal securities laws because it contains untrue statements of material fact and omits to state material facts and (ii) MHC has begun a proxy solicitation in opposition to the ROC Merger and has made material misstatements of facts and omitted to disclose other material facts as part of that solicitation effort in violation of applicable federal law, and seeks injunctive relief and monetary damages in respect thereof. In addition, the complaint seeks a declaratory judgment that (i) the purchase of Shares pursuant to the MHC Offer would violate Article VI, (ii) the second step merger proposed in the MHC Offer would be subject to the restrictions contained in the Maryland Business Combination Law, and (iii) the Company's Board of Directors is not required to exempt the purchase of Shares pursuant to the MHC Offer from the Ownership Limit or from the Maryland Business Combination Law. A copy of the complaint is attached as Exhibit 99.7.

               On September 12, 1996, a complaint was filed in the Circuit Court for Montgomery County, Maryland by a shareholder of the Company purportedly on behalf of itself and all other shareholders against the Company and its directors. The complaint alleges, among other things, that the Company's directors have violated their fiduciary duties to shareholders by agreeing to a business combination with ROC and refusing to endorse the MHC Offer and seeks, among other things, injunctive relief and unspecified monetary damages. The Company believes the allegations are entirely lacking in merit and intends to vigorously defend against this action.

ITEM 9.               MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1          Letter to Shareholders of the Company dated
                      September 18, 1996*

Exhibit 99.2 Text of Press Release dated September 18, 1996 issued by the Company (See Item 4(a))**

Exhibit 99.3 Pages 4-12 of the Notice of Annual Meeting of Shareholders and Proxy Statement dated April 10, 1996**

Exhibit 99.4 Employment Agreement, dated October 27, 1993, between the Company and C. G. Kellogg, as amended

Exhibit 99.5          Form of Severance Agreement**

Exhibit 99.6 Amended and Restated Merger Agreement dated September 17, 1996 among the Company, R Acquisition Sub, Inc. and ROC

Exhibit 99.7 Complaint in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership**

- --------------------------------

*       Included in copies mailed to shareholders
**      Previously filed

                                   SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:       /s/  C. G. Kellogg
                                     -----------------------
                             Name:     C. G. Kellogg
                             Title:  President and Chief Executive Officer

Dated:  September 18, 1996

                                                        Annex A

[Letterhead of Goldman Sachs]

PERSONAL AND CONFIDENTIAL

September 17, 1996

Board of Directors
Chateau Properties, Inc.
19500 Hall Road
Clinton Township, MI 48038


Gentlemen:

You have requested our opinion as to the fairness to Chateau Properties, Inc. (the "Company") of the Exchange Ratio (as hereafter defined) pursuant to the Amended and Restated Agreement and Plan of Merger dated as of Septem-ber 17, 1996 (the "Restated Agreement"), among the Company, ROC Communities, Inc.("ROC") and R Acquisition Sub, Inc. ("R Sub"), a wholly-owned subsidiary of the Company. Pursuant to the Restated Agreement, ROC will be merged with R Sub (the "Merger") and each outstanding share of common stock, par value $0.01 per share, of ROC (the "ROC Shares") will be converted into the right to receive 1.042 shares of common stock, par value $0.01 per share, of the Company (such shares are herein referred to as the "Shares" and such exchange ratio is herein referred to as the "Exchange Ratio"). The Restated Agreement permits the Company to declare a special 3.16% stock dividend to holders of Shares of record on any date on or prior to the record date for the meeting of holders of Shares to approve the issuance of Shares pursuant to the Merger, and we have assumed for purposes of rendering our opinion, with your consent, that such special dividend will, in fact, be declared and paid and that no shares of capital stock of ROC will be issued in a cash transaction as permitted by section 4.1(b)(iv) of the Restated Agreement.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain negotiations leading to, the Restated Agreement.

In connection with this opinion, we have reviewed, among other things, the Restated Agreement; Annual Reports to Stockholders and Annual Reports on
Form 10-K for the three years ended December 31, 1995 of the Company and ROC, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and ROC, certain other communications from the Company and ROC to their respective stockholders and certain internal financial analyses and forecasts for the Company and ROC prepared by the respective managements of the Company and ROC, including analyses and forecasts of certain cost synergies and revenue enhancements expected to be achieved as a result of the Merger jointly prepared by the managements of the Company and ROC. We also have held discussions with members of the senior management of the Company and ROC regarding the past and current business operations, financial condition and future prospects of their respective companies, including the future prospects of the combined company after the Merger. In addition, we have reviewed the reported price and trading activity for the Shares and ROC Shares, compared certain financial and stock market information for the Company and ROC with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations among real estate investment trusts, and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the forecasts referred to in the preceding paragraph have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of the Company and ROC, as the case may be, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Also in that regard, you have instructed us to assume, and we have assumed, that the tax effects to the Company and the holders of Shares, if any, resulting from the transactions contemplated by the Restated Agreement are immaterial. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or ROC or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the relative merits of the Merger as compared to any alternative business transactions that might be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Restated Agreement and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the issuance of Shares pursuant to the proposed Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Restated Agreement is fair to the Company.

                                     Very truly yours,


                                     GOLDMAN, SACHS & CO.

                                                        Annex B

[ Letterhead of Merrill Lynch ]

                                        Investment Banking

                                        Corporate and Institutional
                                        Client Group

                                        World Financial Center
                                        North Tower
                                        New York, New York 10281-1330
[ Merrill Lynch Logotype ]

                              September 17, 1996

Board of Directors
Chateau Properties, Inc.
19500 Hall Road
Clinton Township, MI 48038

Gentlemen:

     We understand that Chateau Properties, Inc. (the "Company"), ROC Communities, Inc. (the "Partner") and R Acquisition Sub, Inc., a wholly owned subsidiary of the Company (the "ROC Purchaser"), propose to amend and restate the agreement and plan of merger (the "Original Agreement") among the Company, the Partner, the ROC Purchaser and a company formed by the Company and the Partner originally entered into on July 17, 1996 (as so amended and restated, the "Restated Agreement"). Pursuant to the Restated Agreement, the Partner will be merged with and into the ROC Purchaser in a transaction (the "Merger") in which each share of the Partner's common stock, par value $0.01 per share (the "Partner Shares"), will be converted into the right to receive 1.042 shares of the Company's common stock, par value $.01 per share (the "Shares"). We further understand that the Restated Agreement provides that the Company may, and for purposes of preparing our opinion below we have assumed with your consent that the Company will, declare a special 3.16% common stock dividend payable in Shares to shareholders of record on any date on or prior to the record date established for the meeting of the Company's shareholders to approve the issuance of the Shares pursuant to the Merger, which dividend shall be payable subject to approval of the issuance of the Shares pursuant to the Merger by the Company's shareholders. We have also assumed with your consent that no shares of capital stock of the Partner will be issued in a cash transaction as permitted under section 4.1(b)(iv) of the Restated Agreement. The issuance of the Shares pursuant to the Merger and the Merger are subject to the approval of the Company's and the Partner's shareholders, respectively.

     You have asked us whether, in our opinion, the proposed consideration to be paid by the Company in the Merger is fair to the Company and its shareholders from a financial point of view. We understand you have made this request after having received letters from Sun Communities, Inc. ("Sun") proposing a merger in which each Share would be exchanged for 0.892 shares of Sun common stock and letters from Manufactured Home Communities, Inc. ("MHC") proposing a merger in which each outstanding Share would be exchanged for $26.00 in cash or, in the alternative, 1.15 shares of MHC common stock, or some combination of the foregoing. As you are also aware, an affiliate of MHC commenced a tender offer on September 4, 1996 for all outstanding Shares at a price of $26.00 in cash.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1995 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996 and June 30, 1996;

     (2) Reviewed the Partner's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1995 and the Partner's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996 and June 30, 1996;

     (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and the Partner, furnished to us by the Company and the Partner, respectively;

     (4) Conducted discussions with members of senior management of the Company and the Partner concerning their respective businesses and prospects;

     (5) Reviewed the historical market prices and trading activity for the Shares and the Partner Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company and the Partner, respectively;

     (6) Compared the results of operations of the Company and the Partner with that of certain companies which we deemed to be reasonably similar to the Company and the Partner, respectively;

     (7)  Reviewed a draft of the Restated Agreement dated September 17,
          1996; and

     (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and the Partner, and we have not independently verified such information or undertaken an independent appraisal or evaluation of the assets or liabilities of the Company or the Partner. With respect to the financial forecasts furnished by the Company and the Partner, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Partner's management as to the expected future financial performance of the Company or the Partner, as the case may be.

     While we reviewed the financial terms of certain transactions involving the purchase and sale of residential properties, we did not identify any mergers or acquisitions that we deemed to be relevant for the purpose of our analysis and, accordingly, did not undertake any analysis comparing the financial terms of the Merger with other mergers or acquisitions.

     In connection with the Merger, we have not been authorized to, and did not, solicit indications of interest from third parties to purchase the outstanding Shares or otherwise enter into a business combination with the Company. Our opinion expressed herein as to the fairness to the Company and its shareholders from a financial point of view of the consideration to be paid by the Company in the Merger addresses the ownership position in the combined company to be received by the Company's shareholders pursuant to the Merger on the terms set forth in the Restated Agreement based upon the relative contributions of the Company and the Partner to the combined company and we express no opinion as to prices at which the Shares will trade following the consummation of the Merger or prices which could be obtained for the Shares in a sale of the Company following the consummation of the Merger. In addition, our opinion does not address the relative merits of the Merger and alternative business combinations with third parties, including Sun or MHC.

     This opinion is addressed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the issuance of Shares pursuant to the proposed Merger.

     We have, in the past, provided financial advisory and financing services to the Company and have received fees for the rendering of such services. In the ordinary course of our business, we may actively trade in the Shares and the Partner Shares for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be paid by the Company in the Merger is fair to the Company and its shareholders (other than the Partner and its affiliates) from a financial point of view.

                              Very truly yours,

                              MERRILL LYNCH, PIERCE, FENNER & SMITH
                                          INCORPORATED

                                 EXHIBIT INDEX

Exhibit 99.1          Letter to Shareholders of the Company dated
                      September 18, 1996*

Exhibit 99.2 Text of Press Release dated September 18, 1996 issued by the Company (See Item 4(a))**

Exhibit 99.3 Pages 4-12 of the Notice of Annual Meeting of Shareholders and Proxy Statement dated April 10, 1996**

Exhibit 99.4 Employment Agreement, dated October 27, 1993, between the Company and C. G. Kellogg, as amended

Exhibit 99.5          Form of Severance Agreement**

Exhibit 99.6 Amended and Restated Merger Agreement dated September 17, 1996 among the Company, R Acquisition Sub, Inc. and ROC

Exhibit 99.7 Complaint in Chateau Properties, Inc. v. Manufactured Home Communities, Inc. and MHC Operating Limited Partnership**

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*       Included in copies mailed to shareholders
**      Previously filed


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